

September 13, 2011

<u>Via Facsimile</u>
Mark S. Clayton, Chief Executive Officer
Nova Star Innovations, Inc.
369 East 900 South # 281
Salt Lake City, UT 84111

> **Re:** **Nova Star Innovations, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 22, 2011**
> **Correspondence Submitted August 5, 2011**
> **File No. 000-33399**

Dear Mr. Clayton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Response Letter Submitted on August 5, 2011</u>

<u>Report of Independent Registered Public Accounting Firm, page 12</u>

1. We have read your response to the first comment in our letter dated July 26, 2011 and acknowledge the specific audit guidance. Please note that there is an additional requirement for SEC registrants in the situation you describe. If a successor auditor makes reference to the work of a predecessor auditor, the staff has interpreted the guidance of Article 2 of Regulation S-X to mean that the audit report of the predecessor auditor should be presented. In your situation, the predecessor auditor's report cannot be filed with the Commission since it is no longer registered with the PCAOB; accordingly, the financial statements audited by the predecessor auditor will now have to be reaudited. Please revise.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551- 3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Cindy Shy, Esq.
        Via Facsimile